Bay Area

The HIT is helping the Bay area meet a range of housing needs with investments in 17 projects.

News HIT Cited as a Model for Economically Targeted Investments in Industry White Paper HIT Honors Union Workers in San Francisco

Projects Photo Gallery

* Figures provided by Pinnacle Economics are estimates calculated using an IMPLAN input-output model based on HIT and subsidiary Building America project data. Data current as of December 31, 2018. Since inception dates from 1984-4Q 2018. In 2017 dollars. All other numbers are nominal.